Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Post Qualifacation Amendment to the Offering Statement on Form 1-A of our audit report dated May 27, 2020, with respect to the consolidated balance sheets of Clean Energy Technologies, Inc. as of December 31, 2019 and December 31, 2018, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt about Clean Energy Technologies, Inc.’s ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” in such Offering Statement

/s/ Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, Washington
January 21, 2021